Exhibit 21.1

Subsidiaries of CCUR Holdings, Inc.

Each of the below listed subsidiaries is 100% directly or indirectly owned by CCUR Holdings, Inc. as of June 30, 2020, except for LM Capital Solutions, LLC, which is 80% owned by CCUR Holdings, Inc. as of June 30, 2020. On July 17, 2020, CCUR Holdings’ ownership in LM Capital Solutions, LLC changed to 51%, following the recapitalization of this subsidiary. All of the below listed subsidiaries are included in the consolidated financial statements of CCUR Holdings, Inc.

NAME OF SUBSIDIARY	D/B/A NAME	STATE OR OTHER JURISDICTION OF INCORPORATION/ORGANIZATION
Concurrent Computer GmbH	Concurrent Computer GmbH	Germany
Recur Holdings LLC	Recur Holdings LLC	Delaware
347 Jetton LLC	347 Jetton LLC	North Carolina
LM Capital Solutions, LLC	LuxeMark Capital	New York

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